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EXHIBIT 20.02

PRESS RELEASE

IMMUNOTECHNOLOGY CORPORATION ANNOUNCES TERMINATION OF NEGOTIATIONS TO ACQUIRE BEVERLY HILLS AUCTIONEERS, INC.

BEVERLY HILLS, Calif., Sept. 13 /PRNewswire/ -- Immunotechnology Corporation ("Immuno") (OTC Bulletin Board: IMNT - news) today announced the termination of its unproductive negotiations to acquire 100% of the outstanding common stock of Beverly Hills Auctioneers, Inc. ("BHA"). On June 28, 2000, Immuno announced the signing of a Letter of Intent outlining the proposed terms of an acquisition, subject to the execution of a definitive agreement. However, negotiations on the terms of the definitive agreement broke down and no agreement was reached.

SOURCE: Immunotechnology Corporation